UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 5)1

Inseego Corp.

(Name of Issuer)

Common Stock, par value $0.001 par value per share

(Title of Class of Securities)

45782B104

(CUSIP Number)

TIMOTHY MAGUIRE

MAGUIRE ASSET MANAGEMENT, LLC

1810 Ocean Way

Laguna Beach, California 92651

(610) 517-6058

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

November 27, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

MAGUIRE FINANCIAL, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,006,421
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,006,421
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

TIMOTHY MAGUIRE FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CALIFORNIA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		141,714
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

141,714
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

141,714
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

THE TIMOTHY J. AND JULIA MAGUIRE 2015 FAMILY TRUST
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

-0-
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

MAGUIRE ASSET MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,006,421
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,006,421
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,006,421
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.6%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP NO. 45782B104

1	NAME OF REPORTING PERSON

TIMOTHY MAGUIRE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,148,135
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		-0-
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,148,135
	10	SHARED DISPOSITIVE POWER

-0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,148,135
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.8%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. 45782B104

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”). This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background

Item 2 is hereby amended to add the following:

On October 4, 2017, the Maguire 2015 Family Trust transferred its 175,417 Shares to the Fund. Accordingly, the Maguire 2015 Family Trust shall cease to be a Reporting Person immediately upon the filing of this Amendment No. 5. The remaining Reporting Persons will continue filing statements on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by the Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 5,006,421 Shares beneficially owned by the Fund (excluding call options), is approximately $11,564,833, including brokerage commissions.

The Shares purchased by the Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A to the Schedule 13D, which is incorporated by reference herein. The aggregate purchase price of the 141,714 Shares beneficially owned by the Foundation is approximately $272,899, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The Reporting Persons recently bought 516,676 Shares of the Issuer because the Reporting Persons believe the stock is significantly undervalued. The Reporting Persons now hold 5,148,135 of the Issuer’s Shares. The Reporting Persons are encouraged by the progress that Dan Mondor and his team are making in such a short timeframe. The Reporting Persons believe investors do not understand the magnitude of the transformation that is happening at the Issuer and the tremendous opportunity to create substantial shareholder value. Specifically, this is what the Reporting Persons like about the Issuer:

1.       Management is committed to growing Ctrack by double digits. Ctrack is now a leader in the high-margin and strategic Aviation vertical with a full pipeline of new opportunities.

2.       DMS has added a major new carrier and commands extremely high margins.

3.       The Skyus DS industrial IoT product was just awarded a major smart city contract with the City of San Diego. The Reporting Persons believe multiple deployments in cities will occur in 2018.

7

CUSIP NO. 45782B104

4.       The flagship MIFI product is on the forefront of the massive 5G cycle, both terrestrial broadband replacement and mobile connectivity, that will be transformational for the Issuer. The Reporting Persons think investors are underestimating the Issuer's position as an enabler of critical and high-end growth technologies including the connected car, autonomous driving, virtual reality and augmented reality. The Reporting Persons believe the new MIFI 5G product and other 5G products under development will serve as gateways to a burgeoning technological revolution.

Item 5.	Interest in Securities of the Issuer.

Items 5 (a)-(c) are hereby amended and restated to read as follows:

(a)                The aggregate percentage of Shares reported owned by each person named herein is based upon 58,284,508 Shares outstanding, as of November 2, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2017.

As of the close of business on November 27, 2017, the Fund beneficially owned 5,006,421 Shares, constituting approximately 8.6% of the outstanding Shares. Maguire Asset Management, as the general partner of the Fund, and Mr. Maguire, as the managing member of Maguire Asset Management, may be deemed to beneficially own the Shares beneficially owned by the Fund.

As of the close of business on November 27, 2017, the Foundation beneficially owned 141,714 Shares, constituting less than 1% of the outstanding Shares. Mr. Maguire, as the president of the Foundation, may be deemed to beneficially own the Shares beneficially owned by the Foundation.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person.

(b)       Maguire Asset Management, the Fund, and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Fund.

The Foundation and Mr. Maguire have the sole power to vote or direct the vote of and to dispose or direct the disposition of the Shares reported owned by the Foundation.

(c)       The transactions in the Shares by the Fund during the past sixty days are set forth in Schedule A and incorporated herein by reference. Such transactions were in the open market unless otherwise indicated. In addition, on October 4, 2017, the Maguire 2015 Family Trust transferred 175,417 Shares to the Fund.

8

CUSIP NO. 45782B104

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On November 27, 2017, the Fund, the Foundation, Maguire Asset Management and Timothy Maguire entered into a Joint Filing agreement in which the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 5 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1 - Joint Filing Agreement by and among Maguire Financial LP, Timothy Maguire Foundation, Maguire Asset Management, LLC and Timothy Maguire, dated November 27, 2017.

9

CUSIP NO. 45782B104

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2017

/s/ Timothy Maguire
TIMOTHY MAGUIRE

MAGUIRE ASSET MANAGEMENT, LLC

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

MAGUIRE FINANCIAL, LP

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Managing Member

TIMOTHY MAGUIRE FOUNDATION

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	President

THE TIMOTHY J. AND JULIA MAGUIRE 2015 FAMILY TRUST

By:	/s/ Timothy Maguire
	Name:	Timothy Maguire
	Title:	Trustee

10

CUSIP NO. 45782B104

SCHEDULE A

Transactions in the Shares of the Issuer During the Past Sixty Days

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

MAGUIRE FINANCIAL, LP

Purchase of Common Stock	87,603	1.3300	11/08/2017
Purchase of Common Stock	12,000	1.2800	11/09/2017
Purchase of Common Stock	1,453	1.4300	11/10/2017
Purchase of Common Stock	23,660	1.3700	11/14/2017
Purchase of Common Stock	167,405	1.4900	11/21/201
Purchase of Common Stock	84,555	1.4937	11/22/2017
Purchase of Common Stock	140,000	1.6752	11/24/2017